June 4, 2021

Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      3650 REIT Commercial Mortgage Securities II LLC
 Registration Statement on Form SF-3
Filed April 12, 2021
File No. 333-255181

Dear Ms. Hsu:

We are counsel to 3650 REIT Commercial Mortgage Securities II LLC (the “Registrant”).  We have reviewed your letter dated May 21, 2021 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s Pre-Effective Amendment No. 1 to the registration statement (File No. 333‑255181) on Form SF-3 filed on May 10, 2021 (the “Amendment No. 1”).  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in Amendment No. 1.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

General

1.
We note your responses and revisions to your registration statement in response to our prior comments # 3 and 4 regarding forbearance agreements and other temporary payment deferral arrangements. In particular, we note your newly-added disclosure under “—P&I Advances” on page 256 of your amended registration statement, which draws a distinction between mortgage loans that are “subject to forbearance agreements or other temporary deferrals or payment accommodations” and mortgage loans whose terms “have been permanently modified to reduce or forgive a monetary obligation.”

Your registration statement includes a number of other references to “modifications,” and it is not clear to us which of these references, if any, are intended to include forbearance agreements and other temporary payment deferral arrangements as well as permanent modifications. For example:

•	Will the servicer be entitled to receive modification fees and/or workout fees in respect of mortgage loans that are subject to forbearance agreements or other temporary payment deferral arrangements?

•
Do the risks described in your registration statement related to modifications of mortgage loans (e.g., shortfall risk) also apply in the case of mortgage loans that are subject to forbearance agreements or other temporary payment deferral arrangements?

•
Certain modifications or waivers of monetary terms of a mortgage loan are considered “major decisions” and may require consent of one or more servicers and/or non-objection by the directing certificateholder. Would a forbearance agreement or other temporary payment deferral arrangement constitute a modification or waiver of the monetary terms of a mortgage loan, such that it would be considered a “major decision”?

Please revise your registration statement to clarify whether these and other references to “modifications” in your registration statement are intended to include forbearance agreements and other temporary payment deferral arrangements. If not, please revise to clarify the appropriate treatment of forbearances and other temporary deferral arrangements in these contexts, as appropriate.

The distinction between “modifications” in the registration statement and forbearance agreements or other temporary payment deferral arrangements is a fact-specific assessment that will depend on the path to resolution ultimately taken by the master servicer or special servicer for any particular mortgage loan, the specific terms of the agreements entered into between the master servicer and/or the special servicer, and the specific negotiated provisions of the transaction documents. As a result, further discussion regarding the distinction between “modifications” and forbearance agreements or other temporary payment deferral arrangements is not possible, as it would require discussion of hypothetical future events that cannot be meaningfully described.

The inclusion of references to forbearance agreements under “—P&I Advances” was to underscore the fact that advances, which are intended to provide liquidity, may be made by the servicer and/or trustee until such time as a permanent modification to the borrower’s obligations under the mortgage loan (such as a reduction in interest or forgiveness of principal) changes the trust’s ultimate entitlement to amounts from the related borrower. A mere forbearance or deferral does not change the trust’s ultimate entitlement and, thus, is pertinent in the context of advancing to the extent relevant to determining whether that liquidity will continue.  However, the same analysis does not apply in the context of other provisions regarding the payment of workout or liquidation fees, major decisions and similar provisions.

In light of the foregoing, the Registrant does not believe further revisions to the registration statement are necessary.

Exhibits

2.	Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-effective amendment.

The Registrant does not believe that any revisions to the transaction documents are necessary.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Greg Prindle

Greg Prindle, Esq.